                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549





                            FORM 11-K





                          ANNUAL REPORT
                 PURSUANT TO SECTION 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

           For the Fiscal Year Ended December 31, 2000






                  Commission File Number 1-13953






                W. R. GRACE & CO. HOURLY EMPLOYEES
                   SAVINGS AND INVESTMENT PLAN






                        W. R. GRACE & CO.
                         7500 GRACE DRIVE
                     COLUMBIA, MARYLAND 21044

                          W. R. GRACE & CO.
                          HOURLY EMPLOYEES
                          SAVINGS AND INVESTMENT PLAN
                          DECEMBER 31, 2000 AND 1999

                REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the
W. R. Grace & Co. Hourly Employees
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Baltimore, Maryland
June 27, 2001

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
------------------------------------------------------------------



================================================================================================================
                                                                                       DECEMBER 31,
================================================================================================================
                                                                                 2000              1999
                                                                          --------------------------------------
ASSETS
    Interest in W. R. Grace & Co. Savings Plan Master Trust (see Note 3)      $28,250,405      $34,754,482
    Contributions receivable ...........................................          129,639          484,330
                                                                          --------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS ......................................      $28,380,044      $35,238,812
================================================================================================================

















   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

========================================================================================================
                                                                             FOR THE YEAR ENDED
                                                                                DECEMBER 31,
========================================================================================================
                                                                          2000                1999
                                                                     -----------------------------------
ADDITIONS
   Additions to net assets attributable to
      Contributions
         Participant ............................................      $  4,190,358       $  3,375,008
         Employer ...............................................         1,465,636          1,087,406
                                                                     -----------------------------------
                                                                          5,655,994          4,462,414
                                                                     -----------------------------------

Interest in Income of W. R. Grace & Co. Savings Plan Master Trust
   Interest and dividends .......................................         1,841,410          1,678,104
   Net (depreciation) appreciation (see Note 3) .................       (12,465,429)            23,368
                                                                     -----------------------------------
                                                                        (10,624,019)         1,701,472
                                                                     -----------------------------------
          TOTAL ADDITIONS .......................................        (4,968,025)         6,163,886
                                                                     ===================================

DEDUCTIONS
   Deductions from net assets attributable to
       Participant withdrawals ..................................         2,061,564          2,360,211
       Administrative expenses ..................................            38,191             40,533
                                                                     -----------------------------------
          TOTAL DEDUCTIONS ......................................         2,099,755          2,400,744
                                                                     ===================================

TRANSFERS TO (FROM) THE PLAN ....................................           209,012           (280,194)
                                                                     -----------------------------------

NET (DECREASE) INCREASE .........................................        (6,858,768)         3,482,948

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year ............................................        35,238,812         31,755,864
                                                                     -----------------------------------

   END OF YEAR ..................................................      $ 28,380,044       $ 35,238,812
========================================================================================================



   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


 1    DESCRIPTION OF THE PLAN

      The following description of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the Prospectus Supplement for the Plan for more complete information.

      GENERAL

      The Plan is a defined contribution plan originally adopted effective January 1, 1987, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY AND VESTING

      Within those units of W. R. Grace & Co., a Delaware corporation ("Grace"), and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any hourly employee in an eligible employment classification who has completed three months of service or, for periods prior to October 1, 2000, twelve months of employment (including 1,000 hours of service), are eligible to participate in the Plan, subject to certain exceptions and special provisions.

      A participant's interest in the Plan is always fully vested.

      PACKAGING TRANSACTION

      On March 31, 1998, a predecessor of Grace ("Old Grace") completed a transaction ("Packaging Transaction") in which its flexible packaging business ("Cryovac Business") was combined with Sealed Air Corporation ("Sealed Air"). As a result of the Packaging Transaction, for each share of common stock held, each shareholder of Old Grace common stock received:
      (a) one share of common stock of the "New W. R. Grace & Co." ("New Grace"), (b) .536 shares of common stock of Sealed Air and (c) .475 shares of convertible preferred stock of Sealed Air. As a result of the Packaging Transaction, approximately $5.0 million was transferred to the successor trustee. The common stock of Old Grace was canceled as a result of the Packaging Transaction.

      As part of the Packaging Transaction, all balances were required to be transferred out of the Sealed Air Common Stock Fund and the Sealed Air Preferred Stock Fund and into other Plan investment options by December 31, 2000. Remaining balances not transferred by December 31, 2000 were liquidated and transferred to the Fixed Income Fund.

      CONTRIBUTIONS

      Each year, participants may elect to contribute to the Plan 2% to 16% of their compensation (which, for purposes of the Plan, consists of regular wages, incentive compensation, and certain special bonus awards, shift differential and overtime pay).

      Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $10,500 for 2000 and $10,000 for 1999. Federal income tax law limited the annual compensation on which tax-qualified plan benefits may be based to $170,000 for 2000 and $160,000 for 1999.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      Effective October 1, 2000 the Company contributed 75% of the first 6% of base compensation that a participant contributes to the Plan. Prior to October 1, 2000 the Company contributed 50% of the first 6% of base compensation. Therefore, effective October 1, 2000 the maximum Company contribution is 4.5% of each participant's compensation, subject to the annual dollar limitations noted above. Prior to October 1, 2000 the maximum Company contribution was 3%.

      The Plan currently offers 26 mutual funds, Company stock and a Fixed Income Fund comprised principally of insurance investment contracts as investment options for participants.

      Company contributions are generally credited to the ESOP, which is invested in New Grace common stock. The ESOP is an Employee Stock Ownership Plan, within the meaning of the Code.

      Effective October 1, 2000 participants may, at any time, elect to transfer all or a portion of their Company contributions from the ESOP to any of the other funds. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account balance.

      The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent shortly after the end of each calendar quarter.

      On any business day, participants may allocate their future contributions among the participant-directed investment options (Funds) and transfer the amounts related to their prior contributions in any of the Funds to other Funds. All investment options are participant-directed except for the ESOP. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account balance.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution, the applicable allocation of the Company's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Transfers between the W. R. Grace & Co. Hourly Savings and Investment Plan and the W. R. Grace & Co. Salaried Savings and Investment Plan occur from time to time when the participant classification changes from hourly to salaried and vice versa.

      PARTICIPANT LOANS

      Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans is fixed for the term of the loan and the loans are repaid in periodic installments depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      Interest paid on loans is credited to the individual investment options from which the loan was taken.

      PAYMENT OF BENEFITS

      Upon disability, retirement, or other termination of service, an individual may elect to receive his/her vested benefit in the form of a single lump sum payment or annual or quarterly installment payments if the vested balance exceeds $5,000. For amounts less than $5,000, a single lump sum payment is made.


 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with accounting principles generally accepted in the United States of America ("GAAP").

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments in publicly traded securities and mutual funds are stated at fair value. Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in guaranteed investment contracts held in the Fixed Income Fund (see Note 5) are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

      Purchases and sales of publicly traded securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      The assets of the Plan are commingled in the W. R. Grace & Co. Savings Plan Master Trust ("Master Trust") with the assets of the W. R. Grace & Co. Hourly Salaried Employees Savings & Investment Plan. The Master Trust is administered by The Fidelity Management Trust Company ("Trustee"). The participating plans have a specific interest in the Master Trust's net assets.

      Income of each investment option is reinvested in that option, except that dividends paid on shares of New Grace common stock held in the ESOP are paid to participants in cash within 90 days after the end of the calendar year in which the dividends are received. The ESOP dividends are not treated as income to the Plan or as distributions to participants. The Trustee manages the Grace Stock Fund and the ESOP by purchasing shares of New Grace common stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers to the other funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

      The Plan records a realized gain or loss on New Grace common stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the sale price.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      PAYMENT OF BENEFITS

      The Plan recognizes benefits when paid.

      Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating business unit.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with GAAP requires the Plan Fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

      NEW ACCOUNTING PRONOUNCEMENTS

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

      SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. The Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, Grace is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The carrying value of such instruments is $10.4 million at December 31, 2000.

      The actual impact on the carrying value of the Fixed Income Fund will be determined at the date of adoption.

      RECLASSIFICATIONS

      Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


 3.   INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets included in the Master Trust.


==========================================================================================================
                                                                                     DECEMBER 31,
==========================================================================================================
                                                                                2000              1999
                                                                          --------------------------------
Fixed Income Fund, 10,775,068 and 10,296,438
      shares, respectively ...........................................     $10,775,068       $10,296,438

Grace Common Stock Fund - W. R. Grace & Co. common
      stock, 1,373,273 and 518,860 and shares, respectively ..........       2,307,099         3,720,224

Employee Stock Ownership Plan - W. R. Grace &
      Co. common stock, 1,489,926 and 1,012,833
      shares, respectively ...........................................       2,339,183*        6,796,448*

Fidelity Management Trust Company
   Fidelity Contrafund, 53,613 and 50,031 shares,
      respectively ...................................................       2,636,163         3,002,869

   Fidelity Blue Chip Fund, 78,523 and 70,821 shares,
      respectively ...................................................       4,046,300         4,257,061
==========================================================================================================

      *  Nonparticipant-directed


      During 2000 and 1999, the Plan's investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(12,465,429) and $23,368, respectively as follows:

=======================================================================================================
                                                                             FOR THE YEAR ENDED
                                                                                DECEMBER 31,
=======================================================================================================
                                                                          2000                1999
                                                                     ----------------------------------
Mutual Funds ...................................................      $ (2,267,445)      $  1,225,185
Common Stocks ..................................................       (10,043,242)        (1,197,042)
Preferred Stock ................................................          (154,742)            (4,775)
                                                                     ----------------------------------

                                                                      $(12,465,429)      $     23,368
=======================================================================================================

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


 4.   NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

============================================================================================================
                                                                                       DECEMBER 31,
============================================================================================================
                                                                                 2000              1999
                                                                          ----------------------------------

NET ASSETS
    Common Stocks ......................................................      $2,339,183      $7,433,518
    Preferred Stock ....................................................              --         568,255
                                                                          ----------------------------------

                                                                              $2,339,183      $8,001,773
============================================================================================================


=======================================================================================================
                                                                             FOR THE YEAR ENDED
                                                                                DECEMBER 31,
=======================================================================================================
                                                                          2000                1999
                                                                     ----------------------------------
CHANGES IN NET ASSETS
   Contributions ..................................................    $ 1,550,231       $ 1,065,358
   Interest and dividends .........................................         29,008            28,628
   Net depreciation ...............................................     (5,871,425)         (896,218)
   Benefits paid to participants ..................................       (345,770)         (734,285)
   Transfers to participant-directed investments ..................     (1,001,976)         (662,085)
   Administrative expenses ........................................        (22,658)          (24,019)
                                                                     ==================================

                                                                       $(5,662,590)      $(1,222,621)
=======================================================================================================


 5.   GUARANTEED INVESTMENT CONTRACTS

      Investments in the participant-directed Fixed Income Fund consist primarily of benefit-responsive guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs are stated at contract value, which approximates fair value. Contract value includes principal invested, plus earnings, less benefit payments and administrative expenses. Listed below is the Plan's specific interest in the investments in GICs held in the Master Trust:


     =================================================================================================================
                                                                  VALUE AT DECEMBER 31,
                        ISSUER                       RATE         2000            1999             MATURITY DATE
     =================================================================================================================
     Metropolitan Life Insurance Co........          6.94%      $1,389,534      $1,133,483           Mar-2003

     AEGON Institutional Markets.........            6.87%         874,554       1,427,676           Dec-2001
                                                     6.40%         651,095         741,397           Dec-2002
                                                     6.13%         659,111         541,760           Mar-2003

     Prudential Life Insurance Co..........          9.13%              --         980,270           Jun-2000
     =================================================================================================================

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     =================================================================================================================
                                                                  VALUE AT DECEMBER 31,
                        ISSUER                       RATE         2000            1999             MATURITY DATE
     =================================================================================================================
     New York Life Insurance Co................     6.63%           923,165          755,216         Jun-2003
                                                    5.84%           128,585          223,167         Jun-2001

     John Hancock Mutual Life Ins. Co..........     6.01%                 -          405,234         Jun-2000
                                                    7.02%         1,147,056          934,988         Jun-2001

     Pacific Mutual Life Insurance Co..........     6.87%           719,164          587,027         Jun-2002

                                                    6.09%           892,052          733,503          various

     State Street Bank and Transaction Co......     7.20%         1,784,616          678,586          various

     Massachusetts Mutual......................     6.98%           246,785          205,569         Dec-2003

     SEI Financial Management..................     6.87%           420,444          332,603          various

     Principal Life Insurance Co...............     6.10%           542,834          446,272         Sep-2003
                                                             --------------------------------

     Total Contracts...........................                  10,378,995       10,126,751

     Commercial Paper..........................                     396,073          169,687
                                                             --------------------------------

     TOTAL FIXED INCOME FUND...................                 $10,775,068      $10,296,438
     =================================================================================================================


 6.   MASTER TRUST

      The Plan's investments are held in the Master Trust, which was established for the investment of assets of the W.R. Grace & Co. Salaried Employees Savings and Investment Plan and the Hourly Employees Savings and Investment Plan. Each participating retirement plan has a specific interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2000 and 1999, the Plan's interest in the net assets of the Master Trust was approximately 6%.

      Contributions and benefit payments are specifically allocated to the operation of the appropriate plan. However, other plan income and expenses are allocated to the respective plans' participants using methods outlined in the Master Trust agreement. The record keeper of the Master Trust allocates trust income and expenses between the participants of the participating plans on a monthly basis in relation to the market value of each participant's account at the beginning of the month for each Master Trust investment account. The financial statements reflect the Plan's share of the Master Trust assets and activities using this allocation method.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      The following tables present the fair values of investments and investment income for the Master Trust Fund:

=========================================================================================================
                                                                                DECEMBER 31,
=========================================================================================================
                                                                          2000                  1999
                                                                   --------------------------------------
  INVESTMENTS AT CONTRACT VALUE
     Guaranteed Investment Contracts.........................         $ 229,327,189        $ 251,136,194
  INVESTMENTS AT COST
     Participant Loans.......................................             5,399,564            5,245,536
  INVESTMENTS AT FAIR VALUE
     W. R. Grace & Co. Common Stock..........................            25,203,345           88,751,062
     Mutual Funds............................................           222,857,757          253,228,460
     Sealed Air Preferred Stock                                                  --            6,595,475
     Sealed Air Common Stock                                                     --            7,198,192
                                                                   --------------------------------------
                                                                      $ 482,787,855        $ 612,154,919
=========================================================================================================


========================================================================================================
                                                                             FOR THE YEAR ENDED
                                                                                DECEMBER 31,
========================================================================================================
                                                                          2000                1999
                                                                     -----------------------------------
   INVESTMENT (LOSS) INCOME
      Interest and Dividends................................          $ 39,640,311         $ 38,897,957
      NET (DEPRECIATION) APPRECIATION IN FAIR VALUE
      OF INVESTMENTS
         W. R. Grace & Co. Common Stock.....................           (72,350,602)          (9,717,430)
         Mutual Funds.......................................           (46,582,806)          28,235,974
         ADS Common Stock...................................                    --             (316,448)
         Sealed Air Preferred Stock.........................            (1,739,344)              15,590
         Sealed Air Common Stock............................            (2,244,019)             416,653
                                                                     -----------------------------------
   TOTAL INVESTMENT (LOSS) INCOME                                     $(83,276,460)        $ 57,532,296
========================================================================================================


 7.   RELATED PARTY

      Certain plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $38,191 and $40,533 for the years ended December 31, 2000 and 1999, respectively.

      W. R. Grace & Co., as plan sponsor, is also a related party. Investments include shares of Grace common stock. Purchases of $5,454,629 and $5,321,605 and sales of $1,494,291 and $4,492,163 of W. R. Grace common stock were made during 2000 and 1999, respectively.

 8.   FEDERAL INCOME TAXES

      On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      the issuance of this determination letter. However, the Plan Fiduciaries believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Fiduciaries believe the Plan continues to be qualified, and the related Trust continues to be tax exempt.

 9.   PLAN TERMINATION

      Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating business unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.

 10.  SUBSEQUENT EVENTS

      Effective January 1, 2001 the Company will contribute 100% of the first 6% of base compensation that a participant contributes to the Plan. Therefore, the maximum Company contribution is 6% of a participant's base compensation. The Plan was also amended, effective January 1, 2001, to provide that future matching Company contributions will be allocated to investment options in accordance with the participant's contribution investment election.

      On April 2, 2001, W. R. Grace & Co. and 61 of its U.S. subsidiaries and affiliates filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Court for the District of Delaware. The United States Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware approved on April 2, 2001 an order which authorized, but did not direct, the debtors and debtors in possession under the bankruptcy filing to pay, in their sole discretion, employee benefits, including employer contributions under the Plan. Should the Plan terminate as a result of the bankruptcy filing, Company contributions would cease and the net assets of the Plan would be distributed in accordance with the provisions of the Plan document.

                             SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto authorized.


                                      W. R. GRACE & CO.
                                      HOURLY EMPLOYEES
                                      SAVINGS & INVESTMENT PLAN


                                      By: /s/ Brenda Gottlieb
                                          -------------------------------------
                                              Brenda Gottlieb
                                              Chairman, Adminstrative Committee



Date:  June 27, 2001